October 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Dryden High Yield Fund, Inc.
(File No. 811-02896 (the “Fund”)
Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  Please include discussion explaining to investors the impact of recent market events on Fund investments and returns.

Response:  Responsive disclosure has been added to the Fund’s prospectus.

Comment:  In the Summary Section, in the discussion of “Fund Fees and Expenses,” Form N-1A does not specifically permit the inclusion of language explaining the variability of the Fund’s expense ratio.

Response:  In response to prior comments received from the staff pertaining to an earlier filing, the language had already been deleted.

Comment:  In the Summary Section, in the discussion of “Fund Fees and Expenses,” the footnote which appears underneath the examples table disclosing the existence and duration of the guaranteed fee waiver should include an explanation of who is responsible for deciding whether and when the guaranteed arrangement will be renewed, modified or terminated following expiration of the guarantee period.

Response:  Responsive disclosure has been added to the footnote.

Comment:  In the Fund’s prospectus, it states that the Fund may invest in various derivatives.  Please confirm whether or not the Fund’s investments in derivatives may be included as part of the Fund’s policy of investing at least 80% of investable assets in high-yield fixed income securities.

Response:  Indexed and floating rate securities or other types of securities, to the extent that they are linked to high yield indices or benchmarks, would be includible as part of the Fund’s policy of investing at least 80% of investable assets in high-yield fixed income securities.  However, other types of derivatives, which are not securities, would not be counted or included in the 80% requirement.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)